NCM Financial, Inc.

Rosewood Court 2101 Cedar Springs Road, Suite 1050

Dallas, TX 75201

July 25, 2014

VIA EDGAR

Matthew Crispino, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	NCM Financial, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed July 3, 2014
File No. 333-193160

Dear Mr. Crispino:

NCM Financial, Inc. (“NCM Financial”, the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 21, 2014, regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Financial Statements for the Fiscal Years Ended December 31, 2013 and 2012

Statements of Stockholders’ Equity (Deficit), page F-4

1.	We note your response to prior comment 7. Please provide a summary of the key assumptions used to determine the fair value of your shares of common stock (e.g., discounted cash flows or replacement cost). Indicate why the methodology used to establish fair value is consistent with your stage of development considering that you have recently begun to report minimal revenues. Explain why these assumptions you used would be inputs in determining the fair value and why a market participant would also utilize the same assumptions. Further, explain how your basis for concluding that you will have user bases of 50,000 to 250,000. That is, describe the evidence that supports this assumption and indicate why you believe it is sufficient to support your valuations. In addition, clarify what the following statement means: “the fair value of the stock is generated from standard metrics for venture capital based returns.” Describe the nature of this valuation and how it is an acceptable means for determining fair value.

Response: The Company determined the fair value of the stock price to be influenced by multiple factors including individual company metrics, the valuation methodology, the sector comparison, and the stage of the life of the business. Collectively, in addition to assessing the outside influencing factors, the fair value determined by the company is provided from components of the elements for execution of the business plans outlined in the S1 registration.

Company Metrics

To determine the company’s valuation, NCM Financial computed the revenue metrics, expense metrics, and operating expenses to determine the future value of the stock price. Revenue Metrics comprised of the following (Cash from Capital Raise, Subscription Sales, Mobile Subscription Sales, Tablet Subscription Sales, Real Time Subscription Sales, Advertising Revenue, Investment Income, and Exchange Traded Product and Management Fees) for total revenues. Expense Metrics comprised of the following (Legal Fees, Accounting Fees, Salaries, Cost of EOD Sales, Cost of Real Time Sales, Cost of Exchange Traded Product, Taxes, and Healthcare) for expenses. Operating Expenses comprised of the following (Patent License Fee, Processing Fee, Server, Server Hardware, GIG lines, Phone, Computers & Electronics, Furniture, Customer Service Center, Cable & Internet, Office Rent, Language Translation, Data, Real Time Data, Traffic Acquisition, Media Creative, and Media Purchases) for total expenses. To determine the future value, NCM Financial created projections for each component and computed a stock valuation based on price to equity valuations fully diluted for the current S1 registration. The company used individual price to equity multiple metrics comparing the risks of the company compared to the S&P 500, Internet and Software Services Sector, and fair value price points of the stock for NCM Financial based upon comparable price to equity valuation levels.

Valuation Methodology

To determine the fair value of the common stock, NCM Financial uses the financial valuation methodology which is known as the price to equity multiple. Price to equity multiple is derived from the company metrics computed from the following company operating components mentioned under “Company Metrics”: (Total Revenues, Total Expenses, Total Profit and Loss, Taxes, Earnings after Taxes, Retained Earnings, Shares Outstanding, and Earnings per Share). When computing the valuation, NCM Financial computed current and future value metrics of the company derived from the current operating components. Furthermore, NCM Financial computed the operating business components outlined in the S1 registration and applied outcomes to determine scenarios based on future results. Determining future value results upon execution of the business plan, NCM Financial computed a present value which resulted in a fair value for the stock price. The price to equity multiples were applied to compare a fair value between the value of NCM Financial, the S&P 500, and the Internet Software and Services sector. After comparing the risks of NCM Financial, the S&P 500, and the Internet Software and Services sector, NCM Financial determined venture capital risk is the current stage of development.

Sector Comparison

NCM Financial has determined a comparable sector for valuation for a fair value of the stock price is based on the Internet Software and Services Index. The Internet and Software Services Index is comprised of web based companies comprised of tangible and intangible assets. The price to equity multiple of the software and services index exceeds the PE Ratio of the S&P 500. As a result of the inclusion of the intangible assets and the growth rates of internet based companies, the prices paid for the tangible and intangible assets based on a price to equity multiple are in excess of mature companies indexed in the S&P 500. Investors and companies are paying for growth through the acquisition of intangible assets and internet software and services companies. NCM Financial’s intangible assets in the internet and software services space provides the company the ability to scale to comparable values upon execution of the business plan in the S1 registration.

Determining the User Base

The company anticipates it will be able to reach a subscriber base of 50,000 to 250,000 users, based on levels consistent with financial businesses with national media campaigns and global marketing reach. In order to reach our target market, we will use online, print, TV, radio, and direct response advertising. We intend to access more than 1,200 local affiliates nationwide with campaigns running across Anglo and Hispanic markets. We believe this will allow us reach over ninety six percent of the TV viewing marketplace. Our products and services are intended for users thirty years old or older, investor related, with a current income in excess of fifty thousand Dollars a year, both male and female. Our international language translation system provides the company the ability to reach users in eleven languages: English, French, Spanish, Japanese, Chinese, German, Dutch, Portuguese, Arabic, Bengali, and Russian. The company based the 50,000 to 250,000 user figure from comparable financial businesses.

The following companies have reported user figures for user accounts for financial businesses. E-Trade reported over 2.9 million user accounts. TD Ameritrade reported 5.9 million user accounts. Charles Schwab reported 8.8 million user accounts. For financial mobile companies, RobinHood reported 340,000 user accounts. 8Securities reported 50,000 user accounts. Using user figures from other financial and mobile businesses, NCM Financial based the figures for its business to collectively generate a user base of 50,000 to 250,000 users from online, mobile, and tablet sales.

Venture Capital Metrics

Referencing the National Association of Venture Capital, venture capital investors seek to achieve excess returns in developing companies through various stages such as startup companies, venture capital companies, small cap companies, and large cap companies. Forty percent of venture capital companies fail; therefore investors seek to achieve an excess investment result in the companies that grow moderately and companies that exceed all growth targets. In order to determine the valuation metrics for the fair value of NCM Financial; the company used various outcomes upon completing the business components in the S1, provided a value for venture capital investors based on the risk and return metrics for the investor’s portfolio, and for NCM Financial to maintain comparable relative value compared to the S&P 500 and the Internet and Software Services Index. NCM Financial is using standard valuation metrics used for equity based investments and has determined the IPO price to be a fair value.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

NCM Financial, Inc.

By:	/s/ Michael A. Noel
Name: Michael A. Noel
Title: Chief Executive Officer